EXHIBIT 99.1

Midroog Ltd. Approves A2 Rating for B Communications Ltd.’s  Debentures and Revises
B Communications’s Prospects From Negative to Stable

B Communications Pursues Other Actions to Further Strengthen Its Financial Structure and Liquidity

Further to our report dated August 7, 2013, with respect to the NIS 180 million issuance of Series B Debentures of B Communications Ltd. (the “Company”), which was conditioned upon, among other things, the approval of Midroog Ltd., an Israeli rating company affiliated with Moody’s (“Midroog”), that the issuance will not cause a reduction in the Company’s Series B Debentures’ A2 rating, the Company is pleased to announce that today Midroog approved the A2 rating for the Company’s Debentures and raised the Company’s prospects from negative to stable.

The A2 stable rating includes the newly issued NIS 180 million par value of Series B Debentures. The proceeds of the issuance will be used to support the Company’s immediate and long-term liquidity needs, including payment of current debt.

The Company also announces that it is currently in advanced stages of negotiations with Israeli bank consortium, led by Bank Hapoalim, to update its financing agreement which was used to help finance the purchase of the controlling interest in Bezeq - The Israel Telecommunications Corp., Ltd. (“Bezeq”) in 2010.

The contemplated update to the financing agreement is expected to immediately improve the Company’s financial position, providing a gradual decrease in the amounts payable to the banks until the end of 2016 and an increase in the reserves available for distribution. The proposed update achieves, as of this date, the following objectives:

▪	Decrease the required annual debt repayments by approximately NIS 130 million;

▪	Permit B Communications (SP2) Ltd. (“SP2”), our wholly owned subsidiary that holds our Bezeq shares, to pay the Company a significant amount of dividends in the near future.

▪	Revise the current covenants to allow the Company to cause SP2 to distribute to it most of the reserves SP2 will accumulate until 2016;

▪	An early repayment of a portion of the bank debt;

It is not certain that the Company will reach a definitive agreement with the banks and the objectives mentioned above are under negotiations and subject to changes. If and when an update to the Company’s financing agreement will be signed, we will publish the relevant details.

In its credit report, Midroog stated that the Company’s stable prospects reflects the expected improvement in the Company’s repayment ability as a result of, among other things, the negotiations to update the financing agreement, as described above. Midroog stated that the expected change in the Company’s financing terms, including extending the repayment schedule, will enable the Company to increase ongoing dividend distributions from SP2 to the Company while decreasing the annual loan repayments.

Midroog added that the stable rating is supported both by the Company’s possible improved ability to repay its debt and by the strong financial profile of Bezeq, which is expected to continue to produce steady cash flow to support the Company’s debt obligations for the short and medium terms. Midroog also noted the positive decrease in the Company’s leverage ratio during the past year, mostly due to a significant increase in the share value of Bezeq.

As negative factors, Midroog noted the Company’s inferior holding structure, which creates preference to the bank loans over the publically held debentures, and its partial dependence upon receiving dividends from Bezeq.

The above description of Midroog’s report is only a summary of the main points and it should not be relied upon as a complete description of the full report. The full and report can be viewed at http://maya.tase.co.il.

Mr. Doron Turgeman, the Company’s CEO commented, “After three years in which we were able to meet our business objectives and continuously decrease B Communications’ net financial debt from NIS 5.3 billion in April 2010 to only NIS 3.1 billion today, we are now advancing towards the next step. The contemplated update to our financing agreement, which will provide for a more convenient repayment schedule and allows us to receive distributions from Bezeq, in addition to the increase in our liquidity as a result of the Series B debt issuance that we just completed, will bring a significant improvement to our financial condition and to our future cash flow. These factors are reflected in Midroog’s rating report which speaks for itself.”

About B Communications Ltd.

B Communications is a telecommunications-oriented holding company and its primary holding is its controlling interest in Bezeq, The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BZEQ). B Communications shares are traded on NASDAQ and the TASE under the symbol BCOM For more information please visit the following Internet sites:
www.bcommunications.co.il
www.ir.bezeq.co.il
www.eurocom.co.il
www.igld.com

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties.  Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications' filings with the Securities Exchange Commission.  These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements.  Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made.  We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:
Idit Cohen – IR Manager
idit@igld.com/ Tel: +972-3-924-0000
Investor relations contacts:
Mor Dagan - Investor Relations
mor@km-ir.co.il / Tel: +972-3-516-7620